                               Filed by National City Corporation
                               pursuant to Rule 425 and the
                               Securities Act of 1933 and deemed
                               filed pursuant to Rule 14a-12 under
                               the Securities Exchange Act of 1934

                               Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019






[National City Logo]                       [Provident Logo}
Betsy Figgie                               Christopher Carey
National City Investor Relations           Provident Financial Group, Inc.
216-222-9849                               Chief Financial Officer
Betsy.Figgie@NationalCity.com              513-639-4644
-----------------------------              IR@provident-financial.com
                                           --------------------------

Doug Draper                                Chris Kemper
National City Media Relations              Provident Bank Media Relations
216-222-2929                               513-579-2248
Doug.Draper@NationalCity.com               Christopher.Kemper@ProvidentBank.com
----------------------------               ------------------------------------


               NATIONAL CITY TO ACQUIRE PROVIDENT FINANCIAL GROUP

EXPANDS MARKET PRESENCE IN DAYTON AND CINCINNATI, CONTINUES GROWTH OPPORTUNITIES

CLEVELAND, OH--February 17, 2004--National City Corporation (NYSE: NCC) and Provident Financial Group, Inc. (Nasdaq: PFGI) today announced that the two companies have signed a definitive agreement for National City to acquire Provident, a bank holding company headquartered in Cincinnati, Ohio. Provident operates through multiple channels including 65 branches in Southwestern Ohio and Northern Kentucky, 480 ATMs, online banking and TeleBank, a telephone customer service center.

"We see this opportunity as a logical step for National City," said David A. Daberko, chairman and chief executive officer of National City. "National City has never been better positioned for growth, and the Provident acquisition demonstrates our commitment to growth, as do the recently announced acquisition of Allegiant Bancorp in the St. Louis market and our expansion in the Chicagoland region. Our focus is on doing what's right for our customers - and for those who invest in National City. This is a great opportunity to establish a strong presence in Cincinnati, a very attractive market in the middle of our footprint."

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Mr. Daberko added, "National City is competitive and responsive to customer needs, and we are committed to providing superior products at the highest levels of service quality. Provident has been in the banking business for more than 100 years - our product set matches up well and we share a similar culture. Most notably, Provident's new focus on a customer-centric culture aligns well with our branding initiatives, and we're looking forward to enhancing current and prospective customer relationships."

Robert L. Hoverson, Provident's president and chief executive officer, commented, "We are pleased to be joining forces with National City. We have recently announced new customer service improvements to enhance the overall brand experience - something we know that National City does well. We are proud to be with a company that shares our strong commitment to customers, employees, shareholders and the community."

Asked to comment, Carl H. Lindner, a major holder of PFGI common stock, said, "I am excited about the proposed combination of two strong institutions and believe in the benefits it will provide to Provident's shareholders, customers and the community. I have great respect for National City and strongly support this transaction. I intend to vote my Provident shares in favor of the merger."

Mr. Daberko reaffirmed the company's commitment to the employees and customers of Provident Bank as well as the communities in which they live and work. "Like National City, we know that Provident is dedicated to the communities it serves. Building strong communities is an integral part of doing business successfully. We will remain committed to working with local community leaders, non-profit organizations and government officials to make a lasting difference." To demonstrate that commitment, National City will designate a charitable fund of $10 million to be used exclusively for the Greater Cincinnati area. These funds will be administered locally.

Under the terms of the merger agreement, Provident Financial Group, Inc. shareholders will receive 1.135 shares of National City common stock for each share of Provident common stock in a tax-free exchange. Based on the recent market price for National City common stock, the transaction has a total indicated value of approximately $2.1 billion. Subject to regulatory and stockholder approvals, the transaction is expected to close in the second quarter of 2004.

In addition, National City also announced that its Board of Directors has authorized the repurchase of 50 million shares of outstanding common stock, subject to an aggregate purchase limit of $2 billion. As of December 31, 2003, there were approximately 606 million common shares outstanding. The new authorization will replace all previously utilized share repurchase authorizations. The shares will be acquired either in the open market or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission.

National City will host a conference call at 10 a.m. (ET) today, February 17, 2004, to discuss the proposed acquisition of Provident Financial Group, Inc. Interested parties may access the conference call by dialing 1-888-423-3271. The call will be open to the public with both

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media and individual investors invited to participate in a listen-only mode.
Participants are encouraged to call in 15 minutes prior to the call in order to register for the event. The conference call will also be accessible via the company's Web site, www.NationalCity.com with details highlighted in a slide presentation.

A replay of the conference call will be available from 1:30 p.m. (ET) on February 17, 2004, until midnight (ET) on March 17, 2004. The replay will be accessible by calling 1-800-475-6701 (domestic) or 1-320-365-3844
(international) using the passcode of 721357 or via the company's Web site.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.providentbank.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2101, Cleveland, OH 44114
Attention: Investor Relations, 1-800-622-4204, or to Provident Financial Group, Inc. at 1 East Fourth Street, MS-843A, Cincinnati, Ohio, 45402, Attention:
Patricia Forsythe, 513-345-7165.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation's ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation's business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Additional information concerning factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements is available in the Corporation's annual report on Form 10-K for the year ended December 31, 2003, and subsequent filings with the United States Securities and Exchange Commission (SEC). Copies of these filings are available at no cost on the SEC's Web site at www.sec.gov or on the Corporation's Web site at www.NationalCity.com. Management may elect to update


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

forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

ABOUT NATIONAL CITY
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation's largest financial holding companies. The company operates through an extensive banking network primarily in Ohio, Indiana, Illinois, Kentucky, Michigan and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, consumer finance, asset management, mortgage financing and servicing, and payment processing. For more information about National City, visit the company's Web site at NationalCity.com.


ABOUT PROVIDENT FINANCIAL GROUP
Provident Financial Group, Inc. (Nasdaq: PFGI) is a bank holding company located in Cincinnati whose main subsidiary is The Provident Bank. The Provident Bank provides a diverse line of banking and financial products, services and solutions through retail banking offices located in Southwestern Ohio and Northern Kentucky and through commercial lending offices located throughout Ohio and surrounding states. Customers have access to banking services 24-hours a day through Provident's extensive network of ATMs, Telebank, a telephone customer service center, and the Internet at www.providentbank.com. At December 31, 2003, Provident Financial Group had $8.9 billion in loans outstanding, $10.3 billion in deposits, and assets of $17.0 billion. Provident has served the financial needs of its customers for 100 years, and currently 3,200 Provident associates serve approximately 500,000 customers.


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